Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Visa Inc. and Subsidiaries:

We consent to the incorporation by reference in this registration statement on Form S-8 of Visa Inc. of our report dated December 19, 2007, with respect to the consolidated balance sheets of Visa U.S.A. Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in equity (deficit), comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2007, which report appears in the Form S-1/A of Visa Inc.

/s/ KPMG LLP

San Francisco, California

April 23, 2008